UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70498

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hillworth Securities, LLC dba Hillworth Bank Partners

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3307 Northland Drive, Suite 300
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Locke	512-575-2265	clark@hillworth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark Locke _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hillworth Securities, LLC dba Hillworth Bank Partners _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Robert C Locke   Digitally signed by Robert C Locke
                                  Date: 2026.02.25 17:46:49 -06'00'

Title:

President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**HILLWORTH SECURITIES, LLC DBA
HILLWORTH BANK PARTNERS**

FINANCIAL STATEMENT

DECEMBER 31, 2025

HILLWORTH SECURITIES, LLC DBA
HILLWORTH BANK PARTNERS

FINANCIAL STATEMENT

DECEMBER 31, 2025

C O N T E N T S

Page

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Financial Statement 3-7





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hillworth Securities, LLC dba Hillworth Bank Partners

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hillworth Securities, LLC dba Hillworth Bank Partners as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hillworth Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hillworth Securities, LLC's management. Our responsibility is to express an opinion on Hillworth Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hillworth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Hillworth Securities, LLC auditor since 2023.

Celeste, Texas
February 10, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

ASSETS

Cash and cash equivalents	$	905,493
Accounts receivable		27,500
Prepaid expenses		53,351
Right of use asset		104,489
Security deposit		2,720
TOTAL ASSETS	$	1,093,553

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	3,353
Accrued liabilities		500
Lease liability		113,515
TOTAL LIABILITIES		117,368
Member's Equity		976,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,093,553

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hillworth Securities, LLC dba Hillworth Bank Partners, a Texas limited Company, (the "Company") was incorporated in Delaware in 2020. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Information Protection Corporation, Inc. (SIPC). The Company's office is located in Austin, Texas. The Company is a wholly-owned subsidiary of Hillworth Holdings, LLC (the "Parent").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities (agent only); and mergers and acquisitions (including fairness opinions). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

The Company's activities consist primarily in providing advisory services on mergers and acquisitions for community banks and thrifts located throughout the United States.

Summary of Significant Accounting Policies:

Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as unearned retainer income.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Income Taxes – The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent. The Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholder of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company. The Company is subject to state income taxes.

Leases - The Company leases corporate office space under a non-cancelable lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE B   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $892,614, which was $887,614 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .01 to 1.

NOTE C   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing advisory services on mergers and acquisitions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

NOTE D   EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering substantially all employees. The Company and eligible employees both may contribute to the Plan. The Company matching contributions totaled $19,315 for the year ended December 31, 2025. Employee salary deferral contributions, employer matching contributions, and earnings on such contributions are 100% vested.

NOTE E   CONCENTRATIONS AND CREDIT RISK

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2025, there was $527,817 of uninsured cash.

Generally, no collateral or other security is required to support receivables or advances to limited partners.

NOTE F   COMMITMENTS AND CONTINGENCIES

Office Lease

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classifies this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of December 31, 2025:

Operating Lease

Right-of-use-asset	$104,489
Lease liability	$113,515

The discount rate used on the operating lease was 8.5%.

Maturities of lease liabilities under operating leases as of December 31, 2025 are as follows:

Year Ending December 31:	
2026	41,518
2027	42,549
2028	43,581
Thereafter	-
Total undiscounted lease payments	127,648
Less interest	(14,133)
Total lease liability	$ 113,515

Operating lease expense totaled $67,673 for the year ended December 31, 2025, and is reflected in the accompany statement of operations as occupancy and equipment.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2026, the date the financial statements were available to be issued.

In January 2026, the Company terminated its defined contribution 401(k) retirement plan effective February 2, 2026. Upon termination all participant accounts became fully vested and will be distributed or rolled over in accordance with Plan provisions. Management does not expect the termination to result in any material additional contributions, penalties, or settlement costs beyond normal administrative wind-down expenses.